4710 Bellaire Boulevard, Suite 210
Bellaire, Texas 77401
(832) 742-1357

March 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc. Application for Withdrawal of Registration Statement on Form S-1 File No. 333-277802

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Bio-Path Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-277802), together with all amendments and exhibits thereto, initially filed with the Commission on March 8, 2024 (the “Registration Statement”).

The Company submits this request for withdrawal because the Company has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold or will be sold under the Registration Statement. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Peter H. Nielsen, President and Chief Executive Officer of the Company, at the address set forth above with a copy to the Company’s counsel, William R. Rohrlich, II of Winstead PC, by email at wrohrlich@winstead.com or by facsimile at (281) 681-5901. If you have any questions with respect to this matter, please contact William R. Rohrlich, II at Winstead PC, the Company’s outside legal counsel, at (281) 681-5912 or wrohrlich@winstead.com.

Sincerely,

Bio-Path Holdings, Inc.

By:	/s/ Peter H. Nielsen

Name:	Peter H. Nielsen

Title:	President and Chief Executive Officer